UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-6F
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NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Harvest Capital Credit Corporation

Address of Principal Business Office:	450 Park Avenue, Suite 500 New York, NY 10022

Telephone Number:	(212) 906-3500

Name and Address of Agent	Richard P. Buckanavage
For Service of Process:	President and Chief Executive Officer
Harvest Capital Credit Corporation
450 Park Avenue, Suite 500 New York, NY 10022

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 20th day of December, 2012.

Harvest Capital Credit Corporation

By:	/s/ Richard P. Buckanavage
Name:	Richard P. Buckanavage
Title:	President and Chief Executive Officer

Attest:	/s/ Craig R. Kitchin
Name:	Craig R. Kitchin
Title:	Chief Financial Officer, Chief Compliance Officer, and Secretary